O'Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Telephone: 360-332-3300
Stephen F.X. O'Neill*	Christian I. Cu**	Facsimile: 360-332-2291
E-mail: cic@stockslaw.com

File #4205
April 29, 2005
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Attention: Mr. Matthew J. Maulbeck, Staff Accountant

Dear Sirs:

RE:	BALSAM VENTURES, INC. (the “Company”)
	-	Current Report on Form 8-K originally filed April 8, 2005 for the Fiscal
Year Ended December 31, 2004
	-	SEC File Number 0-32011

We write on behalf of Balsam Ventures, Inc. (the “Company”) in response to your comment letter dated April 18, 2005 regarding the Securities and Exchange Commission’s review of the Company’s above-referenced Form 8-K filing (the “Comment Letter”). On behalf of the Company, we have filed with the Securities and Exchange Commission (the “SEC”) via the EDGAR system, an amended Current Report on Form 8-K/A (as revised, the “Amended Form 8-K”). We enclose with this letter a copy of the Amended Form 8-K.

In addition to the Amended Form 8-K, we provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company and its former auditors. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

FORM 8-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

1.	AMEND THE REPORT TO INCLUDE ALL OF THE INFORMATION REQUIRED BY ITEM 304 OF REGULATION S-K. ITEM 304(A)(1)(II) OF REGULATION S-K REQUIRES A STATEMENT WHETHER THE ACCOUNTANT’S REPORT ON THE FINANCIAL STATEMENTS FOR EITHER OF THE PAST TWO YEARS CONTAINED AN ADVERSE OPINION OR A DISCLAIMER OF OPINION OR WAS QUALIFIED OR MODIFIED AS TO UNCERTAINTY, AUDIT SCOPE OR ACCOUNTING PRINCIPLES;

VANCOUVER OFFICE:	O'Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

O'Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Mr. Matthew J. Maulbeck

AND A DESCRIPTION OF THE NATURE OF EACH SUCH ADVERSE OPINION, DISCLAIMER OF OPINION, MODIFICATION OR QUALIFICATION. THIS WOULD INCLUDE DISCLOSURE OF UNCERTAINTY REGARDING THE ABILITY TO CONTINUE AS A GOING CONCERN IN THE ACCOUNTANT’S REPORT.

The Company has revised the disclosure in the Amended Form 8-K to state that:

Morgan & Company’s reports on the financial statements of the Company for the past two fiscal years did not contain an adverse opinion or disclaimer of opinion, nor was it modified or qualified as to uncertainty, audit scope or accounting principles with the exception of a statement regarding the uncertainty of the Company’s ability to continue as a going concern.

Attached to this letter is a written acknowledgement of the Company as requested on page 2 of the Comment Letter.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Christian I. Cu

CHRISTIAN I. CU

CIC/clk

Enclosures

cc:	Balsam Ventures, Inc.
	Attn:	Mr. John Boschert
Secretary, Treasurer and Chief Financial Officer

ACKNOWLEDGEMENT OF BALSAM VENTURES, INC.

Balsam Ventures, Inc. (the “Company”), hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosures made in its filings;

  United States Securities and Exchange Commission (the “Commission”) staff comments or changes to our disclosures made in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

  the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated the 28th day of April, 2005.

BALSAM VENTURES, INC.

Per:	/s/ John Boschert
John Boschert Chief Financial Officer, Secretary and Treasurer